

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

<u>Via E-mail</u>
Ms. Monica Forbes
Chief Financial Officer
Sesen Bio, Inc.
245 First Street, Suite 1800
Cambridge, MA 02142

      Re: Sesen Bio, Inc.
                 Form 10-Q for the quarterly period ended September 30, 2020
                 Exhibit No. 10.1 Exclusive License Agreement
                 Filed November 9, 2020
                 File No. 001-36296

Dear Ms. Forbes:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                        Sincerely,

                        Division of Corporation Finance